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                                    Form 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

                          For the month of January 2007

                              CONVERIUM HOLDING AG
                              --------------------
                 (Translation of registrant's name into English)

                                 Dammstrasse 19
                                   CH-6301 Zug
                                  Switzerland
                    ----------------------------------------
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                             Form 20-F X   Form 40-F
                                      ---           ---
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes         No    X
                                 -------    -------

If "Yes" is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- Not Applicable

                           Converium Holding Ltd, Zug


Zug, Switzerland - January 9, 2007 - Converium Chief Financial Officer
Paolo De Martin speaks at Cheuvreux's Insurance Conference in Paris outlining the rebalancing of the Company's investment portfolio

At today's Cheuvreux Insurance Conference in Paris, Paolo De Martin, CFO of Converium, will highlight Converium's future value drivers and the Company's integrated asset & liability management approach. He will present a rebalancing of Converium's approximately USD 6 billion year-end 2006 investment portfolio and the Company's move towards an optimal strategic asset allocation to improve future investment returns.
Converium freed up around USD 561 million of assets in the fourth quarter of 2006, previously tied up in Letters of Credit, and increased its equity investments by approximately USD 240 million and alternative investments by USD 50 million in the respective period. In addition, the Company sold its investment in Swiss direct real estate and reinvested the funds into globally diversified indirect real estate holdings. With these actions Converium expects to improve the investment yield with minimum additional risk-based capital due to diversification benefits.
At the end of 2006 Converium's targeted investment mix was as follows: 75% fixed income securities, 10% cash and short term investments, 8% equities, 4% real estate and 3% alternative investments. Paolo De Martin, CFO of Converium: "The new asset allocation is expected to generate an improved return on investment with minimum additional risks. We will continue to focus our risk-based capital on underwriting. The optimization of our strategic asset allocation is based on Converium's unique approach to an integrated asset & liability management. We consider this approach a catalyst for future value growth." In his presentation Paolo De Martin will further stress the Company's historically strong earnings record, its robust capital position and the intact client franchise, from which Converium expects to regain a share of wallet following a potential upgrade to A- by Standard & Poor's. Converium saw strong support from existing clients during the important January 1, 2007 renewals. The Company expects to improve its combined ratio due to a shift of business mix towards non-proportional business and the strong impact of the attractive US Property Cat market. Overall the premium volume is expected to be at least stable for the year 2007. The presentation is available on Converium's webpage (www.converium.com). Converium will report on its renewals performance on 15 February 2007.

Converium has made it a policy not to provide any quarterly or annual earnings guidance and it will not update any past outlooks for full-year earnings. It will, however, continue to provide investors with perspectives on its value drivers, certain financial guidance for the full year, its strategic initiatives and those factors critical to understanding its business and operating environment.

Enquiries

Beat W. Werder                            Marco Circelli                              Dr. Kai-Uwe Schanz
Head of Public Relations                  Head of Investor Relations                  Chief Communication &
                                                                                      Corporate Development Officer
beat.werder@converium.com                 marco.circelli@converium.com                kai-uwe.schanz@converium.com
Phone:      +41 (0) 44 639 90 22          Phone:       +41 (0) 44 639 91 31           Phone:            +41 (0) 44 639 90 35
Fax:        +41 (0) 44 639 70 22          Fax:         +41 (0) 44 639 71 31           Fax:              +41 (0) 44 639 70 35

About Converium
Converium is an independent international multi-line reinsurer known for its innovation, professionalism and service. Today Converium employs about 500 people in 15 offices around the globe and is organized into three business segments: Standard Property & Casualty Reinsurance, Specialty Lines and Life & Health Reinsurance. Converium has a "BBB+" financial strength rating (Credit Watch positive) from Standard & Poor's and a "B++" financial strength rating (outlook positive) from A.M. Best Company.


Important Disclaimer
This document contains forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. It contains forward-looking statements and information relating to the Company's financial condition, results of operations, business, strategy and plans, based on currently available information. These statements are often, but not always, made through the use of words or phrases such as `seek to', `expects', `should continue', `believes', `anticipates', `estimates' and `intends'. The specific forward-looking statements cover, among other matters, the Company's internal review and related restatement, the reinsurance market, the Company's operating results, certain financial guidance, e.g. related to the tax rate of the Company, the acquisition costs ratio and the costs of the Corporate Center, the rating environment and the prospect for improving results and expense reductions. Such statements are inherently subject to certain risks and uncertainties. Actual future results and trends could differ materially from those set forth in such statements due to various factors. Such factors include the impact of our ratings downgrade or a further lowering or loss of one of our financial strength ratings; the impact of the restatement on our ratings and client relationships; uncertainties of assumptions used in our reserving process; risk associated with implementing our business strategies and our capital improvement measures; cyclicality of the reinsurance industry; the occurrence of natural and man-made catastrophic events with a frequency or severity exceeding our estimates; acts of terrorism and acts of war; changes in economic conditions, including interest and currency rate conditions that could affect our investment portfolio; actions of competitors, including industry consolidation and development of competing financial products; a decrease in the level of demand for our reinsurance or increased competition in our industries or markets; a loss of our key employees or executive officers without suitable replacements being recruited within a suitable period of time; our ability to address material weaknesses we have identified in our internal control environment; political risks in the countries in which we operate or in which we reinsure risks; the passage of additional legislation or the promulgation of new regulation in a jurisdiction in which we or our clients operate or where our subsidiaries are organized; the effect on us and the insurance industry as a result of the investigations being carried out by the US Securities and Exchange Commission, New York's Attorney General and other governmental authorities; changes in our investment results due to the changed composition of our invested assets or changes in our investment policy; failure of our retrocessional reinsurers to honor their obligations or changes in the credit worthiness of our reinsurers; our failure to prevail in any current or future arbitration or litigation; and extraordinary events affecting our clients, such as bankruptcies and liquidations, and other risks and uncertainties, including those detailed in the Company's filings with the U.S. Securities and Exchange Commission and the SWX Swiss Exchange. The Company does not assume any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                               CONVERIUM HOLDING AG




                                               By:  /s/ Inga Beale
                                                    Name:      Inga Beale
                                                    Title:     CEO




                                               By:   /s/ Christian Felderer
                                               Name:  Christian Felderer
                                               Title: General Legal Counsel



Date:January 12, 2007